Mail Stop 3720

September 13, 2007

Mr. J. Brandon Black
President and Chief Executive Officer
Encore Capital Group, Inc.
8875 Aero Drive
Suite 200
San Diego, California 92123

      Re: **Encore Capital Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 28, 2007

             Forms 10-Q for Fiscal Quarter Ended June 30, 2007
             File No. 0-58347

Dear Mr. Black:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
Investments in Receivables Portfolios, Net, page 59

1.   Refer to the tables on page 62 and explain to us the nature of the items identified
        as "(b)asis adjustments." Describe the nature of these adjustments and explain
        how they are appropriate under SOP 03-03.

Convertible Noted Hedge Strategy, page 66

2.   We note in the fifth paragraph of page 66 that you recorded the net call options
        and warrants as a reduction in additional paid-in capital within stockholders
        equity. Explain the terms of these options and warrants and tell us how you
        applied the guidance of EITF 00-19 and SFAS 150 to them. Identify the counter-
        party for these instruments. If these instruments were purchased from and sold to
        the same counter-party, tell us whether the stated cost of the call options and
        warrants equals fair value.

Form 10-Q, For the quarterly period ended June 30, 2007

3.   We note that you recorded an expense of $11.7 million for the pay-off of future
        contingent interest. Please explain to us your basis in GAAP for recognizing
        immediately as an expense the one-time payment for the rights to future
        contingent interest. Tell us why you did not treat the payment as the purchase of
        an asset.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director